UCLOUDLINK GROUP INC.

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

August 4, 2022

VIA EDGAR

Ms. Jan Woo, Legal Branch Chief
Mr. Austin Pattan, Staff Attorney
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC.

Registration Statement on Form F-3 (File No. 333-257782)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, UCLOUDLINK GROUP INC. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 P.M., Eastern Daylight Time on August 8, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

UCLOUDLINK GROUP INC.

By:	/s/ Yimeng Shi
Name:	Yimeng Shi
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]